FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 15, 2021

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in accordance with the provisions of the Securities Market legislation, hereby communicates:

OTHER RELEVANT INFORMATION

Banco Santander announces that it has completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding pre-emptive subscription rights for a nominal value of one thousand million euros (1,000,000,000.- €) (the “Issue” and the “CCPPs”).

The placement of the Issue has been carried out through an accelerated bookbuilding targeted at professional investors and eligible counterparties only.

The CCPPs are issued at par and its remuneration, the payment of which is subject to certain conditions and to the discretion of the Bank, has been set at 3.625 % on an annual basis for the first 8 years, thereafter it will be reviewed every five years by applying a margin of 376 basis points on the rate resulting from the 5-year Mid-Swap Rate applicable.

Once issued, the CCPPs will be eligible as additional tier 1 capital of the Bank under the European Regulation 575/2013. The CCPPs are perpetual, but they may be called under certain circumstances and would be converted into newly issued ordinary shares of Banco Santander if the common equity tier 1 (CET1) ratio of the Bank or its consolidated group, calculated in accordance with European Regulation 575/2013, were to fall below 5.125%. As of 30 June 2021, the consolidated CET1 ratio of the Bank was 12.11%.

The Bank will request the admission of the CCPPs to trade on the Global Exchange Market of the Irish Stock Exchange.

The Bank also announces that, as of today, the report of the directors of the Bank concerning the basis and rules for the conversion of the CCPPs and the exclusion of pre-emptive subscription rights, issued in accordance with articles 414.2, 417.2 and 510 of the Spanish Companies Act (Ley de Sociedades de Capital), will be available on the Bank’s website (www.santander.com). The aforementioned report will also be provided to the shareholders at the first general shareholders’ meeting to be held after the Issue.

Boadilla del Monte (Madrid), 15 September 2021

IMPORTANT INFORMATION

This communication of other relevant information does not constitute an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state of the United States or in another jurisdiction in which such offer, solicitation or sale would not be permitted before registration or qualification under the securities laws of such state or jurisdiction. The securities described above have not been registered under the U.S. Securities Act of 1933, as amended, or any applicable securities laws of any other jurisdiction. Unless so registered, such securities may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and any applicable securities laws of such other jurisdiction.

This document is not an offer for sale of securities in the United States and the CCPPs may not be offered or sold in the United States nor to, on behalf or for the benefit of, any citizen of the United States, as defined in the Regulation S of the US Securities Act of 1933, as amended (“US Securities Act”), unless such offer is registered or is exempt from the registration requirements under the US Securities Act.

This communication of other relevant information does not constitute an offer document or an offer of transferable securities to the public in the United Kingdom to which section 85 of the Financial Services and Markets Act 2000 ("FSMA") applies and should not be considered as a recommendation that any person should subscribe for or purchase any of the securities described herein. These securities will not be offered or sold to any person in the United Kingdom except in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom in contravention of section 85(1) of FSMA.

This communication of other relevant information does not constitute an offer to the public in Italy of financial products, as defined under article 1, paragraph 1, letter (t) of legislative decree no. 58 of 24 February 1998, as amended (the “Financial Services Act”). The preferred securities cannot be offered or sold in the Republic of Italy to any natural persons nor to entities other than qualified investors (investitori qualificati) as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulations”) issued by the Commissione Nazionale per le Società e la Borsa, the Italian securities and financial markets regulator (“CONSOB”) or unless in circumstances which are exempt from the rules on public offers pursuant to Article 100 of the Financial Services Act and the implementing CONSOB regulations, including the Issuers Regulations. This communication of other relevant information is for informational purposes only and does not constitute and shall not, in any circumstances, constitute a public offering or an invitation to the public in connection with any offer within the meaning of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market.

No action has been made or will be taken that would permit a public offering of any securities described herein in any jurisdiction in which action for that purpose is required. No offers, sales, resales or delivery of any securities described herein or distribution of any offering material relating to any such securities may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Bank or the joint lead managers of the Issue or any of their respective affiliates.

This communication of other relevant information is an announcement and not a prospectus and investors should not subscribe for or purchase any securities referred herein except on the basis of the information in the offering circular.

Restrictions on Marketing and Sales to Retail Investors

The CCPPs are not intended to be sold and should not be sold to retail clients (as defined in Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on Markets in Financial Instruments and amending Directive 2002/92/EC and Directive 2011/61/EU ("MiFID II"), as amended or replaced from time to time) and Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act of 2018 (“EUWA”). Prospective investors are referred to the section headed “Prohibitions on Marketing and Sales to Retail Investors” of the Offering Circular for further information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 15, 2021	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance